EXHIBIT 99.1

Grown Rogue Reports Second Quarter 2025 Results

•	Pro Forma Revenue and Pro Forma Adjusted EBITDA, including New Jersey affiliate, ABCO Garden State LLC ("ABCO"), were $8.01 million and $1.82 million, respectively, up 4% and down 12% year-over-year, and up 8% and down 2% on an apples-to-apples basis, excluding the 2024 second quarter contributions from the termination of the Vireo services agreement.
•	Continued ramp in our New Jersey cultivation operations' second full quarter of sales, ongoing growth investments in talent and overhead, and substantial pricing pressure in Oregon and Michigan impacted our state-level and overall margins.
•	Oregon operations generated $3.08 million in revenue and $0.80 million in Adjusted EBITDA (26.1% margin), maintaining healthy margins despite a challenging pricing environment, with our ASPs on A-grade flower down 25% YoY.
•	Michigan operations contributed $2.28 million in revenue and $0.78 million in Adjusted EBITDA (34.2% margin), maintaining healthy margins despite a challenging pricing environment, with our ASPs on A-grade flower down 26% YoY.
•	New Jersey affiliate ABCO generated $2.65 million in revenue and $1.29 million in Adjusted EBITDA (48.6% margin), demonstrating continued operational progress and replicable execution of our cultivation platform.
•	Reported IFRS revenue was $5.56 million, with Adjusted EBITDA of $0.53 million.

MEDFORD, Ore., Aug. 12, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company, combining craft values with scaled production and disciplined execution, is pleased to report its second quarter 2025 financial results for the three months ended June 30, 2025.

All financial information is provided in U.S. dollars unless otherwise indicated.

Summary and Pro Forma Metrics (Q2 2025 vs. Q2 2024)
(US $ in millions) - Pro Forma figures are non-IFRS measures.

Metric	Q2 2025	Q2 2024	YoY Δ
Pro Forma Revenue* (non-IFRS)[2]	$8.01M	$7.72M	4%
Pro Forma Adjusted EBITDA (non-IFRS)[1]	$1.82M	$2.08M	-12%
% Pro Forma EBITDA Margin	22.7%	26.9%	-418 bps
Reported IFRS Revenue	$5.56M	$7.72M	-28%
Adjusted EBITDA[1]	$0.53M	$2.08M	-75%
% Adjusted EBITDA Margin	9.5%	26.9%	-1,739 bps
* Includes revenue from New Jersey (ABCO) which is not included in Grown Rogue Consolidated results
¹ Non-IFRS financial measure. See MD&A for further details and reconciliations

Market Performance by State (Q2 2025 vs. Q2 2024)
(US $ in millions)

State	Total Revenue Q2 2025	Total Revenue Q2 2024	YoY Δ	Adj. EBITDA¹ Q2 2025	Adj. EBITDA¹ Q2 2024	YoY Δ	Adj. EBITDA Margin Q2 2025	Adj. EBITDA Margin Q2 2024
Oregon	$3.08	$3.65	-16%	$0.80	$1.14	-30%	26.1%	31.3%
Michigan	$2.28	$3.46	-34%	$0.78	$1.69	-54%	34.2%	48.9%
New Jersey* (ABCO)	$2.65	-	-	$1.29	-	-	48.6%	-
¹ Non-IFRS financial measure. See MD&A for further details and reconciliations
*New Jersey operations launched late 2024; no year-over-year comparison available

Market Core KPIs (Q2 2025 vs. Q2 2024)

Metric	Oregon Q2 2025	Oregon Q2 2024	YoY Δ	Michigan Q2 2025	Michigan Q2 2024	YoY Δ	New Jersey Q2 2025*
Total Flower Harvested (lbs)	2,942	2,457	20%	3,432	3,010	14%	1,445
Cost per Pound Produced ($/lb)	$471	$563	-16%	$369	$432	-15%	$754
Yield ("A"/"B") Flower (g/sf)	63	58	8%	72	64	13%	54
Yield ("A" Flower) (g/sf)	43	42	3%	45	43	6%	33
Avg. Selling Price ("A" Flower) ($/g)	$617	$825	-25%	$817	$1,106	-26%	$2,495
*New Jersey operations launched late 2024; no year-over-year comparison available

Management Commentary from CEO, Obie Strickler

"We have seen pricing in Oregon and Michigan compress significantly over the last year. We want to be clear to investors about our perspective on this: we believe price normalization is a natural and healthy part of any market - especially in cannabis, where lower prices pull more consumers into safer regulated products. We also firmly believe Oregon and Michigan are not outliers but rather harbingers of what every market in the nation will eventually experience to similar degrees, albeit on different timelines. Even as pricing has come down, our teams continue to deliver profitability and attractive returns on capital.

We recognize that pricing will be cyclical and that we do not control the overall market price. Instead, we focus on what we can control - executing at the highest levels possible to continue to elevate our craft. This means remaining a constantly improving team, particularly when it comes to driving cost efficiencies and enhancing flower quality. From my lens, our team has executed on these priorities exceptionally well. We are applying everything we have learned in Oregon and Michigan in New Jersey, and we are excited to continue to apply these learnings to the other growth engines in our business.

We are underway with construction of Phase 1 of our affiliate Illinois cultivation facility, and we are evaluating Minnesota as our next potential organic, new build market. With our administrative support, our National Director of Cultivation was awarded pre-approval for a Minnesota cultivation license, and we are currently evaluating real estate options. Minnesota has the key attributes that align with our organic growth model, most notably, a limited supply of craft-quality indoor flower. We're excited about the potential to bring Grown Rogue's flower-forward approach to customers in a state we came to know well during our advisory agreement with Vireo.

While expanding into new markets, we've also made intentional investments in corporate overhead and team capabilities. We're bringing in the right talent and systems to ensure that as we grow, we preserve the operational discipline and culture that set Grown Rogue apart. These investments may put short-term pressure on margins, but they position us to capitalize on the opportunities we see emerging across the industry - including several distressed opportunities currently under evaluation.

We are also monitoring recent federal discussions on potential rescheduling. We support measures that advance legalization, decriminalization, and reduce regulatory complexity. From a business standpoint, we'd welcome any changes that ease the regulatory burden of operating in the cannabis industry, although we do not expect any of the potential near-term decisions being discussed to materially impact our operations or growth strategy."

Management Commentary from CSO, Josh Rosen

"A confluence of factors, most notably increased competition, limited access to incremental capital and substantial debt and lease burdens, has created a window of significant financial and operational distress across the industry, with overbuilt and expensive cultivation infrastructure often at the center. We view this period of industry distress as a real opportunity - our flower-forward model is built to thrive in competitive, price-sensitive markets. By staying low-cost, high-quality, and disciplined, we're positioned to capture share where others are struggling, and we plan to lean into these opportunities.

One of the reasons I joined the Grown Rogue team was my personal experience navigating complex and immature state-level supply chains and recognizing that the efficient production of quality flower is the economic engine of the industry - amplifying profits across the supply chain during periods of high pricing and providing resilience when markets grow more competitive. Distressed and restructuring transactions tend to be slow and complex, so it's hard to predict exact timing or the scale of what we might accomplish - but we'll be disappointed if this isn't a meaningful contributor to our growth over the next 18-24 months.

Looking ahead, we remain laser-focused on executing our core organic growth strategy - expanding in New Jersey, advancing in Illinois, and positioning ourselves to enter Minnesota if the opportunity aligns. At the same time, we're prepared to leverage our operational expertise into distressed opportunities. I'm confident in the strong foundation we're building to support our future growth."

Management Commentary from CFO, Andrew Marchington

"Financially, we remain in a strong and flexible position - our core operations in Oregon and Michigan continue to generate healthy cash flow, and New Jersey is already contributing meaningfully while still early in its scale-up.

As a reminder, because our New Jersey operations are through an affiliate, their results aren't consolidated in our IFRS financials. Instead, we provide Pro Forma Revenue and Adjusted EBITDA as supplemental measures - to give investors a better view of our total economic interest. We've included a reconciliation to reported IFRS results below for clarity."

Reconciliation of Reported to Pro Forma Results
(US$ in millions)

Metric	Q2 2025	Q2 2024	YoY Growth
Reported IFRS Revenue	$5.56	$7.72	-28%
Less: Elimination of Services Revenue Charged to ABCO	($0.20)	n/a	n/a
Plus: New Jersey Affiliate Revenue (ABCO)	$2.65	n/a	n/a
Pro Forma Revenue (non-IFRS)[2]	$8.01	$7.72	4%

Reported Adjusted EBITDA[1]	$0.53	2.08	-75%
Plus New Jersey Affiliate Adjusted EBITDA[1]	$1.29	n/a	n/a
Pro Forma Adjusted EBITDA (non-IFRS)[1]	$1.82	2.08	-12%

Pro Forma revenue and Pro Forma Adjusted EBITDA are non-IFRS financial measures that include the results of the Company's New Jersey affiliate, ABCO Garden State LLC ("ABCO"), which are not consolidated in the Company's IFRS financial statements. Management believes these measures provide investors with additional insight into the Company's economic interest in all operating assets. Further details and reconciliations for non-IFRS financial measures are provided in the Company's MD&A for the three and six months ended June 30, 2025, which will be filed today on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Conference Call and Webcast Information

Grown Rogue will release its financial statements and Management's Discussion and Analysis for the three- and six-month periods ended June 30, 2025, after market close on Tuesday, August 12, 2025.

To further enhance investor disclosure, the Company will also post an updated Company Overview presentation to its website and host a conference call and webcast shortly after the release.

Conference Call Details
Date:           Tuesday August 12, 2025
Time:          4:30 p.m. Eastern Time (1:30 p.m. Pacific Time)
Webcast:    Register
Dial-in:       1-800-836-8184 (Toll-Free in North America)

A telephone replay of the conference call will be available until 19 August 2025, by dialing (+1) 888 660 6345 and using replay code: 33641#

The webcast will be archived on Grown Rogue's Investor Relations website for approximately 90 days following the call. For assistance, please contact: invest@grownrogue.com

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey - and expansion underway in Illinois - Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike. By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain - and our competitive advantage.

For more information about Grown Rogue, please visit www.grownrogue.com.

Unaudited Condensed Consolidated Statements of Income (Loss)
(US$ in millions)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
	$	$	$	$
Revenue
Product sales	5,354,033	7,109,563	10,732,496	13,380,867
Service revenue	205,500	608,566	403,500	991,736
Total revenue	5,559,533	7,718,129	11,135,996	14,372,603
Cost of goods sold
Cost of finished cannabis inventory sold	(3,226,744)	(3,567,522)	(6,150,265)	(6,340,207)
Costs of service revenue	-	(59,632)	-	(159,701)
Gross profit, excluding fair value items	2,332,789	4,090,975	4,985,731	7,872,695
Realized fair value loss amounts in inventory sold	(559,544)	(1,020,633)	(1,078,709)	(1,948,112)
Unrealized fair value gain amounts on growth of biological assets	528,245	305,250	651,011	708,664
Gross profit	2,301,490	3,375,592	4,558,033	6,633,247
Expenses
Amortization of property and equipment (Note 8)	119,159	211,293	233,294	466,345
General and administrative (Note 19)	2,380,489	3,008,543	4,683,637	5,027,867
Share option and restricted stock unit expense	674,734	28,186	1,442,343	84,371
Total expenses	3,174,382	3,248,022	6,359,274	5,578,583
Income (loss) from operations	(872,892)	127,570	(1,801,241)	1,054,664
Other income (expense)
Interest expense	(157,283)	(79,636)	(275,739)	(169,323)
Accretion expense	(368,258)	(378,404)	(588,391)	(760,067)
Other income	(49,575)	29,522	569,308	46,498
Interest income	393,669	162,312	782,129	261,609
Unrealized gain (loss) on derivative liability (Notes 10.5, 11)	2,895,393	(7,546,164)	5,738,641	(13,206,204)
Unrealized gain (loss) on warrants asset	(168,162)	663,459	(1,340,654)	1,956,307
Loss on equity investment in associate (Note 6.1)	(1,957)	-	(81,584)	-
Total other income (expense), net	2,543,827	(7,148,911)	4,803,710	(11,871,180)
Gain (loss) from operations before taxes	1,670,935	(7,021,341)	3,002,469	(10,816,516)
Income tax (Note 20)	(251,077)	(552,481)	(502,069)	(923,006)
Net income (loss)	1,419,858	(7,573,822)	2,500,400	(11,739,522)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	(6,547)	(5,132)	1,288	(7,872)
Total comprehensive income (loss)	1,413,311	(7,578,954)	2,501,688	(11,747,394)
Gain (loss) per share attributable to owners of the parent - basic	0.01	(0.04)	0.01	(0.06)
Weighted average shares outstanding - basic	246,988,149	210,438,579	237,209,594	196,811,444
Gain (loss) per share attributable to owners of the parent - diluted	0.01	0.01	0.01	0.01
Weighted average shares outstanding - diluted	256,532,400	243,741,268	244,244,594	215,111,968
Net income (loss) for the period attributable to:
Non-controlling interest	99,131	109,472	182,131	140,200
Shareholders	1,320,727	(7,683,294)	2,318,269	(11,879,722)
Net income (loss)	1,419,858	(7573,822)	2,500,400	(11,739,522)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	99,131	109,472	182,131	140,200
Shareholders	1,314,180	(7,688,426)	2,319,557	(11,887,594)
Total comprehensive income (loss)	1,413,311	(7,578,954)	2,501,688	(11,747,394)

Unaudited Condensed Consolidated Statements of Financial Position
(US$ in millions)

	June 30, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	9,252,242	4,682,221
Accounts receivable, net (Note 18)	2,096,742	1,596,912
Biological assets (Note 3)	1,883,901	1,554,622
Inventory (Note 4)	4,504,265	4,769,776
Prepaid expenses and other assets	826,180	864,009
Notes receivable (Note 6.2)	8,217,783	7,189,635
Total current assets	26,781,113	20,657,175
Warrant asset (Note 13.1)	3,515,141	4,855,795
Other investments (Note 6.1)	1,728,779	1,810,363
Notes receivable (Notes 6.2)	2,765,431	2,613,969
Property and equipment (Note 8)	11,713,154	11,870,220
Intangible assets and goodwill (Note 9)	1,257,668	1,257,668
Deferred tax asset (Note 20)	317,241	250,620
TOTAL ASSETS	48,078,527	43,315,810
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,533,678	2,107,619
Current portion of lease liabilities (Note 7)	960,945	736,453
Current portion of long-term debt (Note 10)	1,057,319	227,679
Current portion of convertible debentures (Note 11)	-	1,945,226
Current portion of business acquisition consideration payable (Note 5)	543,030	536,881
Derivative liability (Notes 10.5.1, 11.2)	119,778	12,504,175
Income tax payable	1,606,452	1,907,177
Total current liabilities	5,821,202	19,965,210
Lease liabilities, net of current portion (Note 7)	4,551,220	4,475,490
Long-term debt, net of current portion (Note 10)	6,593,748	1,001,681
Business acquisition consideration payable, net of current portion (Note 5)	1,560,370	1,693,540
Other non-current liabilities (Note 20)	657,627	269,883
TOTAL LIABILITIES	19,184,167	27,405,804
EQUITY
Share capital (Note 12)	48,021,463	38,499,491
Shares issuable	51,382	-
Contributed surplus (Notes 13 and 14)	9,998,062	9,025,541
Accumulated other comprehensive loss	(124,642)	(125,930)
Accumulated deficit	(30,522,274)	(32,847,334)
Equity attributable to shareholders	27,423,991	14,551,768
Non-controlling interests (Note 23)	1,470,369	1,358,238
TOTAL EQUITY	28,894,360	15,910,006
TOTAL LIABILITIES AND EQUITY	48,078,527	43,315,810

Unaudited Condensed Consolidated Statements of Cash Flow
(US$ in millions)

	Six months ended	Six months ended
	June 30, 2025	June 30, 2024
	$	$
Operating activities
Net income (loss)	2,500,400	(11,739,521)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	233,294	466,345
Amortization of property and equipment included in costs of inventory sold	964,605	1,004,759
Amortization of debt issuance costs	16,461	-
Unrealized fair value gain amounts on growth of biological assets	(651,011)	(708,664)
Realized fair value loss amounts in inventory sold	1,078,709	1,948,112
Deferred income taxes	(66,621)	(145,171)
Share-based compensation	1,442,343	84,371
Accretion expense	588,391	760,067
Accrued interest	(768,119)	-
Loss on equity method investment in associate	81,584	-
Loss on disposal of property and equipment	26,715	2,177
Unrealized loss on fair value of derivative liability	(5,738,641)	13,206,204
Unrealized gain on warrants asset	1,340,654	(1,956,306)
Currency translation loss	1,288	(7,872)
Total adjustments for non-cash items in net income (loss)	1,050,052	2,914,501
Changes in non-cash working capital (Note 15)	(1,309,117)	425,091
Net cash provided by (used in) operating activities	(259,065)	3,339,592

Investing activities
Purchase of property and equipment and intangibles	(532,194)	(527,811)
Acquisition of Canopy Management, LLC and Golden Harvests LLC	(254,828)	(362,453)
Cash advances and loans made to other parties	(611,491)	(3,694,868)
Repayment of principal and interest	200,000	250,000
Equity investment in ABCO Garden State LLC	-	(1,784,782)
Dividend issued from Golden Harvests LLC to minority owner*	(70,000)	(120,000)
Net cash provided by (used in) investing activities	(1,268,513)	(6,239,914)

Financing activities
Proceeds from long-term debt	7,000,000	-
Long-term debt and equity issuance costs	(263,374)	(126,914)
Proceeds from warrants exercised	-	4,657,460
Proceeds from stock options exercised	405,866	195,608
Proceeds from sale of membership units of subsidiary	-	600,000
Repayment of long-term debt	(581,590)	(714,304)
Interest payments on convertible debentures	(96,900)	(337,203)
Payments of lease principal	(366,403)	(657,018)
Net cash provided by (used in) financing activities	6,097,599	3,617,629

Change in cash and cash equivalents	4,570,021	717,307
Cash and cash equivalents, beginning	4,682,221	6,804,579
Cash and cash equivalents, ending	9,252,242	7,521,886

Grown Rogue Adjusted EBITDA Reconciliation
(US$ in millions)

	Six months ended
	June 30	June 30
Adjusted EBITDA Reconciliation	2025 ($)	2024 ($)
Net income (loss), as reported	2,500,400	(11,739,522)
Add back realized fair value amounts included in inventory sold	1,078,709	1,948,112
Deduct unrealized fair value gain on growth of biological assets	(651,011)	(708,664)
Add back amortization of property and equipment included in cost of sales	964,606	1,004,759
	3,892,704	(9,495,315)
Add back interest and interest accretion expense, as reported	864,130	929,391
Add back amortization of property and equipment, as reported	233,294	466,345
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	(5,738,641)	13,206,204
Deduct unrealized gain on warrants asset, as reported	1,340,654	(1,956,307)
Loss of equity method investment in associate	81,584	2,177
Interest income	(782,129)	(261,609)
Other income	(569,308)	(46,498)
Add back income tax expense, as reported	502,069	923,006
EBITDA	(175,643)	3,767,394
Costs associated with acquisition of Golden Harvests	60,000	488,000
Share based compensation	1,442,343	84,371
New production location startup costs	-	154,628
Nonrecurring legal and transaction costs	-	177,641
Adjusted EBITDA	1,326,700	4,672,034

Segmented Adjusted EBITDA - Six months ended June 30, 2025
(US$ in millions)

	Oregon	Michigan	Corporate	Consolidated
Revenue	5,948,946	4,783,550	403,500	11,135,996
Costs of revenue, excluding fair value adjustments	(3,536,353)	(2,613,912)	-	(6,150,265)
Gross profit (loss) before fair value adjustments	2,412,593	2,169,638	403,500	4,985,731
Net fair value ("FV") adjustments	(423,010)	(4,688)	-	(427,698)
Gross profit	1,989,583	2,164,950	403,500	4,558,033
Operating expenses:
General and administration	1,177,434	896,059	2,610,144	4,683,637
Depreciation and amortization	62,772	64,003	106,519	233,294
Share based compensation	-	-	1,442,343	1,442,343
Other income and expense:
Interest and accretion	(104,507)	(48,473)	(711,150)	(864,130)
Interest income	-	-	782,129	782,129
Unrealized (loss) gain on derivative liability	-	-	5,738,641	5,738,641
Unrealized (loss) gain on warrants asset	-	-	(1,340,654)	(1,340,654)
Loss of equity method investment in associate	-	-	(81,584)	(81,584)
Other income	48,685	(24,552)	545,175	569,308
Net income (loss) before tax	693,555	1,131,863	1,177,051	3,002,469
Tax	-	-	(502,069)	(502,069)
Net income (loss) after tax	693,555	1,131,863	674,982	2,500,400
Net FV adjustments	423,010	4,688	-	427,698
Amortization of property and equipment included in cost of sales	546,285	418,321	-	964,606
Amortization of property and equipment	62,772	64,003	106,519	233,294
Unrealized derivative liability	-	-	(5,738,641)	(5,738,641)
Unrealized warrants asset	-	-	1,340,654	1,340,654
Loss on equity method investment in associate	-	-	81,584	81,584
Interest income	-	-	(782,129)	(782,129)
Other income	(48,685)	24,552	(545,175)	(569,308)
Interest and accretion	104,507	48,473	711,150	864,130
Income tax	-	-	502,069	502,069
EBITDA	1,781,444	1,691,900	(3,648,987)	(175,643)
Costs associated with acquisition of Golden Harvests[1]	-	-	1,442,343	1,442,343
Share based compensation	-	-	60,000	60,000
Adjusted EBITDA	1,781,444	1,691,900	(2,146,644)	1,326,700

Notes:

1.	The Company's "aEBITDA," or "Adjusted EBITDA," is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines "EBITDA" as the Company's net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on change in fair value of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance. The Company defined "Pro Forma Adjusted EBITDA" as the combined Adjusted EBITDA of the Company plus the Adjusted EBITDA of New Jersey (ABCO), with any intercompany transactions eliminated.
2.	"Pro forma Revenue" is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines "Pro forma Revenue" as combined revenue of the Company plus revenue of New Jersey (ABCO), an affiliate which is accounted for as an equity method investment, with any intercompany revenues eliminated.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Revenue are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that operations which will be consolidated in the future are consolidated in the current reported periods. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Forward-Looking Statements Disclaimer

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words "may," "would," "could," "should," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning the business of the Company's future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company's public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company's Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Grown Rogue International Inc.

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%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 16:05e 12-AUG-25